NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

March 31, 2004

(Expressed in United States Dollars)

Unaudited – Prepared by Management

Not Reviewed by an Independent Auditor

NEVSUN RESOURCES LTD.

Interim Consolidated Balance Sheets

(Expressed in United States Dollars)

March 31, 2004 and December 31, 2003

	March 31	December 31
	2004	2003
	(unaudited)

Assets

Current assets:
Cash and cash equivalents	$2,182,810	$14,519,209
Short-term investments	55,959,927	47,166,703
Accounts receivable and prepaids	413,873	186,199

	58,556,610	61,872,111

Equipment, net of accumulated amortization of $110,858	1,003,578	919,465

Mineral properties (note 2)	54,488,713	50,617,303

	$114,048,901	$113,408,879

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,302,666	$1,178,781
Current portion of long-term debt	1,000,000	1,000,000

	2,302,666	2,178,781

Long-term debt	1,245,195	1,087,797

Shareholders’ equity:
Share capital (note 3)	134,457,179	134,296,307
Shares to be issued (note 3(e))	2,352,941	2,352,941
Contributed surplus (note 4)	2,995,043	1,903,403
Deficit	(29,304,123)	(28,410,350)

	110,501,040	110,142,301

	$114,048,901	$113,408,879

See accompanying notes to interim consolidated financial statements.

Approved on behalf of the Board:

“John A. Clarke”

Director

“Robert J. Gayton”

Director

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Operations and Deficit

Unaudited
(Expressed in United States Dollars)

	March 31	March 31
	2004	2003
		(Restated – note 1)

Expenses:
Accounting and audit	$23,422	$13,360
Amortization	5,692	4,233
Consulting	21,957	13,914
Investor relations	65,824	75,863
Legal fees	11,336	9,536
Office	85,353	27,587
Remuneration	124,286	90,648
Stock-based compensation	843,381	201,339
Transfer, listing and filing fees	25,610	27,619
Travel	54,584	18,931

	1,261,445	483,030

Loss before the undernoted	(1,261,445)	(483,030)

Foreign exchange gain (loss)	(6,062)	351,394
Investment income	(373,734)	(9,724)

Earnings (loss) for the period	(893,773)	(121,912)

Deficit, beginning of period	(28,410,350)	(26,411,871)

Deficit, end of period	$29,304,123)	$(26,533,783)

Basic and diluted loss per share	$(0.01)	$(0.00)
Weighted average number of common shares outstanding:	73,911,340	50,645,455

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Unaudited

(Expressed in United States Dollars)

For the first three months ended March 31, 2004 and 2003

	March 31	March 31
	2004	2003
		(Restated – note 1)

Cash provided by (used for):

Operations:
Loss for the period	$(893,773)	$(121,912)
Items not involving the use of cash:
Amortization	5,692	4,233
Stock-based compensation	843,381	201,339
Changes in non-cash working capital:
Accounts receivable and prepaids	(227,674)	(50,241)
Accounts payable and accrued liabilities	123,885	(254,484)

	(148,489)	(221,065)

Investments:
Expenditures on mineral properties	(3,426,819)	(1,504,979)
Equipment	(89,805)	(138,360)
Short-term investment purchases net	(8,793,224)	(4,672,216)

	(12,309,848)	(6,315,555)
Financing:
Issuance of shares, net of issue costs	126,555	12,624,676
Decrease in long-term debt	(4,617)	-

	121,938	12,624,676

Increase (decrease) in cash and cash equivalents	(12,336,399)	6,088,056

Cash and cash equivalents, beginning of period	14,519,209	2,747,477

Cash and cash equivalents, end of period	$2,182,810	$8,835,533

Supplementary information:
Non-cash investing and financing transactions:
Interest capitalized on accretion of debt	$23,244	$34,042
Stock-based compensation capitalized to
mineral properties	$282,576	$30,583
Contribution by Government of Mali capitalized to
mineral properties and long-term debt	$138,771	$-

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements
Unaudited
(Expressed in United States Dollars)
First Quarter Ended March 31, 2004

1. Basis of presentation:

These interim consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter company balances and transactions have been eliminated. The interim statements should be read in conjunction with the annual audited financial statements for the company's most recently completed fiscal year ended December 31, 2003, as these interim financial statements do not include all disclosures required for annual financial statements.

The preparation of interim financial statements to conform with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of impairment of mineral properties, and assumptions used determining stock-based compensation. Actual results could differ from those estimates.

The same accounting policies are used in these interim financial statements as for the most recent audited annual financial statements.

The comparative figures for the 2003 quarter have been restated in the presentation of the interim statements of operations and deficit and cash flows so as to reflect the change in accounting implemented during the fourth quarter of 2003 for stock-based compensation, as detailed in the annual audited financial statements for the year ended December 31, 2003.

2. Mineral properties:

During the period ended March 31, 2004, the Company incurred $3,871,410 on its mineral properties, in cash and non-cash costs, primarily on the Tabakoto property in southwestern Mali and the Bisha property in Eritrea.

Mali:
Tabakoto
Segala
Diamond permit
Eritrea:
Bisha
Akurdet
Augaro
Ghana:
Kubi
Juabo

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NEVSUN RESOURCES LTD.

First quarter ended March 31, 2004

Outstanding, December 31, 2003
Granted to employees, directors, officers
Granted to non-employee
Exercised

2. Mineral properties (continued):

Schedule of mineral property expenditures during the first quarter 2004:

	Tabakoto	Segala	Bisha	Augaro/ Akurdet	Ghana	Total
Deferred December 31, 2003	$ 27,341,675	$ 12,743,403	$ 5,561,403	$ 630,879	$ 4,339,943	$ 50,617,303
Acquisition costs incurred	138,771	23,244	-	-	-	162,016
Exploration and development:						
Assays	3,355	-	121,377	-	-	124,732
Consulting engineers and personnel	505,205	3,546	271,900	5,656	858	787,165
Drilling and geophysics	164	-	1,024,196	-	-	1,024,360
Equipment	1,305	-	29,331	-	-	30,636
Legal	359,647	-	-	-	-	359,647
Line cutting and surveying	-	-	42,988	1,929	-	44,917
Stock-based compensation	147,042	-	128,780	-	6,754	282,576
Transportation and field	93,702	-	463,009	1,493	25	558,229
Administration	264,067	5,478	188,944	1,896	13,515	473,900
Diamond permit	23,233	-	-	-	-	23,232
Incurred during the period	1,536,491	32,268	2,270,525	10,974	21,152	3,871,410
Balance, March 31, 2004	$ 28,878,166	$ 12,775,671	$ 7,831,928	$ 641,853	$4,361,095	$ 54,488,713

3. Share capital:

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	Number of Shares	Share Amount
Balance, December 31, 2003	73,824,322	$ 134,296,307
Exercise of warrants	202,500	55,106
Exercise of stock options	117,700	71,449
Allocation from contributed surplus upon exercise of stock options	-	34,317
Balance, March 31, 2004	74,144,522	$ 134,457,179

(c) Stock options:

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Outstanding, March 31, 2004	5,529,300	$ 2.32

Stock options at March 31, 2004 expire at various dates from February 8, 2005 to February 22, 2011.

3. Share capital (continued):

(d) Warrants:

	Number of Warrants		Average Exercise Price ($Cdn)
Balance, December 31, 2003	5,492,500	$	9.18
Warrants exercised	(202,500)		0.36
Balance, March 31, 2004	5,290,000	$	9.52

(e) Shares to be issued:

The recorded value of shares to be issued, in the amount of $2,352,941, relates to the 2002 acquisition of Segala. Based on the conversion formula and using the Company's share price at March 31, 2004 of CDN$5.30 (US$4.04) for illustrative purposes only, the Company would be required to issue 685,190 common shares to settle this obligation, if the issuance took place at March 31, 2004.

(f) Shares reserved for issuance (fully diluted):

	Number of Shares
Issued and outstanding at March 31, 2004	74,144,522
Stock options outstanding (note 3(c))	5,529,300
Warrants outstanding (note 3(d))	5,290,000
Estimated shares to be issued regarding Segala (note 3(e))	685,190
Shares reserved for issuance (fully diluted) at March 31, 2004	85,649,012

4. Contributed surplus:

	March 31, 2004	March 31, 2003
Balance beginning of period		
Stock-based compensation expensed		
Stock-based compensation capitalised		
Exercise of stock options, to share capital		
Balance, end of period		

5. Segmented information

// NEVSUN RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
Unaudited
(Expressed in United States Dollars)

First quarter ended March 31, 2004

The Company conducts its business as a single operating segment being the investment, exploration and development of resource properties. All mineral properties (see note 2) and equipment are situated in Africa. Investment revenues were earned from international sources.

CORPORATE DIRECTORY

DIRECTORS

R. STUART ANGUS
Vancouver, BC, Canada

JOHN A. CLARKE
West Vancouver, BC, Canada

CLIFF T. DAVIS
Vancouver, BC, Canada

ROBERT J. GAYTON
West Vancouver, BC, Canada

GARY E. GERMAN
Toronto, Ontario, Canada

GERARD E. MUNERA
Greenwich, CT, USA

OFFICERS

JOHN A. CLARKE
President & Chief Executive Officer

CLIFF T. DAVIS
Chief Financial Officer

F. WILLIAM NIELSEN
Vice President Exploration

MAUREEN D. CARSE
Corporate Secretary

TRANSFER AGENT

Computershare Trust Company
510 Burrard Street
Vancouver, British Columbia
V6C 3B9

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NEVSUN RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
Unaudited
(Expressed in United States Dollars)

First quarter ended March 31, 2004

CORPORATE OFFICE

Suite 800
1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3C9

Tel: (604)-623-4700
Fax: (604)-623-4701

Web site: www.nevsun.com

SHARES LISTED

Toronto Stock Exchange
Symbol: NSU
Authorized: 250,000,000 common
Shares outstanding: 74,144,522
(March 31, 2004)

AUDITORS

KPMG LLP Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia

LEGAL COUNSEL

Miller Thomson LLP
Suite 1000, 840 Howe Street
Vancouver, British Columbia

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